UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 14)*

                               Cache, Inc.
                             (Name of Issuer)

                   Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                               127150-30-8
                              (CUSIP Number)

       Andrew M. Saul, c/o Cache, Inc., 1460 Broadway, New York, N.Y. 10036
                         Telephone (212) 575-3200
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                            September 3, 1997
           (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                             PAGE 1 OF 12 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Andrew M. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 2,585,158

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 306,060

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 2,585,158

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 306,060
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,891,218

______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 31.8%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                            PAGE 2 OF 12 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Joseph E. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 966,283

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,620,128

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 966,283

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,620,128
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,586,411

______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 28.45%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 3 OF 12 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Trust f/b/o
                                     Jennifer B. Saul pursuant to
                                     Trust Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 756,314

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 756,314
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 756,314
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 8.32%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 4 OF 12 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Trust f/b/o
                                     Kimberly E. Saul pursuant to
                                     Trust Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 756,314

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 756,314
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 756,314
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 8.32%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                            PAGE 5 OF 12 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Jennifer Saul pursuant to Trust
                                    Agreement dated December 18, 1984
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 140,530

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 140,530
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 140,530
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 1.55%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                           PAGE 6 OF 12 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Kimberly Saul pursuant to Trust
                                    Agreement dated December 18, 1984
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 140,530

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 140,530
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 140,530
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
_____________________________________________________________________________)
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 1.55%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              PAGE 7 OF 12 PAGES

CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:
                                    Norma G. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER:  742,000

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER:  1,620,128

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER:  742,000

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,620,128
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:  2,362,128
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):  25.98%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              PAGE 8 OF 12 PAGES

          This statement constitutes Amendment No. 14 to the Schedule 13D dated December 11, 1986, as amended on January 8, 1987, January 21, 1987, April 9, 1987, August 20, 1987, September 30, 1987, January 18, 1989, May 11,
1989, October 24, 1991, February 10, 1993, May 9, 1994, September 15, 1994,
October 27, 1994 and August 22, 1997, and is filed by Andrew M. Saul, Joseph
E. Saul, Norma G. Saul, Trust f/b/o Jennifer B. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 J. Saul Trust"), Trust f/b/o Kimberly
E. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 K. Saul Trust"), (Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated December 18, 1984 (the "84 J. Saul Trust") and Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated December 18, 1984 (the "84 K. Saul Trust", and together with the 85 J. Saul Trust, the 85 K. Saul Trust and the 84 J. Saul Trust, the "Trusts") (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share, of Cache, Inc. (the "Company"), a Florida corporation (as so amended, the "Schedule 13D"). All percentages herein are based on 9,091,338 shares of Common Stock outstanding as of August 4, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 28,1997.

Item 3.  Source and Amount of Funds
              or Other Consideration
              --------------------------

          Item 3 of the Schedule 13D is hereby amended to reflect the acquisition of additional shares of Common Stock by Joseph E. Saul and Norma
G. Saul as follows:

          On August 25, 1997, Joseph E. Saul purchased 1,000 shares of Common Stock for an aggregate purchase price of $3,285.59 ($3.28559 per share). On August 26, 1997, Joseph E. Saul purchased 1,000 shares of Common Stock for an aggregate purchase price of $3,242.44 ($3.24244 per share). On August 26, 1997, Joseph E. Saul purchased 2,000 shares of Common Stock for an aggregate purchase price of $6,425.10 ($3.21255 per share). On August 26, 1997, Joseph
E. Saul purchased 1,000 shares of Common Stock for an aggregate purchase price of $3,211.04 ($3.21104 per share).

          On September 3, 1997, Norma G. Saul purchased 100,000 shares of Common Stock for an aggregate purchase price of $314,382.50 ($3.14383 per share).

                             PAGE 9 OF 12 PAGES

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

          Item 3 of the Schedule 13D is hereby amended and restated in its entirety to reflect the acquisition of additional shares of Common Stock by Joseph E. Saul and Norma G. Saul as follows:

          Andrew M. Saul may be deemed to own beneficially 2,891,218 shares of Common Stock (31.80%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Andrew Saul is a trustee, and the shares owned by the Andrew and Denise Saul Foundation (the "A. Saul Foundation"), of which Andrew Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Andrew Saul, the Trusts of which Andrew Saul is a trustee and the A. Saul Foundation), consisting of (i) 2,585,158 shares of Common Stock owned by Andrew Saul, (ii) 140,530 shares of Common Stock owned by the 85 J. Saul Trust of which Andrew Saul is a trustee, (iii) 140,530 shares of Common Stock owned by the 84 K. Saul Trust of which Andrew Saul is a trustee, and (iv) 25,000 shares of Common Stock owned by the A. Saul Foundation of which A. Saul is a director. Andrew Saul, his wife Denise, and Sidney Silberman comprise the Board of Directors of the A. Saul Foundation and Andrew Saul is its President. Andrew Saul, in his capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Andrew Saul, in his capacity as one of the directors of the A. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Andrew Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.

          Joseph E. Saul may be deemed to own beneficially 2,586,411 shares of Common Stock (28.45%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Joseph Saul is a trustee, and the shares owned by the Joseph
E. and Norma G. Saul Foundation, Inc. (the "J. Saul Foundation"), of which Joseph Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Joseph Saul, the Trusts of which Joseph Saul is a trustee and the J. Saul Foundation), consisting of (i) 966,283 shares of Common Stock owned by Joseph Saul, (ii) 756,314 shares of Common Stock owned by the 85 J. Saul Trust of which Joseph Saul is a trustee, (iii) 756,314 shares of Common Stock owned by the 85 K. Saul Trust of which Joseph Saul is a trustee and (iv) 107,500 shares of Common Stock owned by the J. Saul Foundation of which J. Saul is a director. Joseph Saul, his wife Norma, and Sidney Silberman comprise the Board of Directors of the J. Saul Foundation and Joseph Saul is its President. Joseph Saul, in his capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Joseph Saul, in his capacity as one of the directors of the J. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Joseph Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.
                             PAGE 10 OF 12 PAGES

          Norma Saul may be deemed to own beneficially 2,362,128 shares of Common Stock (25.98%) if all shares owned by her or issuable pursuant to rights owned by her are deemed outstanding (including the shares owned by the Trusts of which Norma Saul is a trustee and the shares owned by the J. Saul Foundation, of which Norma Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Norma Saul, the Trusts of which Norma Saul is a trustee and the J. Saul Foundation, consisting of (i) 742,000 shares of Common Stock owned by Norma Saul, (ii) 756,314 shares of Common Stock owned by the 85 J. Saul Trust of which Norma Saul is a trustee,
(iii) 756,314 shares of Common Stock owned by the 85 K. Saul Trust of which Norma Saul is a trustee, and (iv) 107,500 shares of Common Stock owned by the
J. Saul Foundation of which Norma Saul is a director. Norma Saul, in her capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Norma Saul, in her capacity as one of the directors of the J. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Norma Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by her.

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own 756,314 shares of Common Stock (8.32%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own 756,314 shares of Common Stock (8.32%).

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated December 18, 1984 may be deemed to beneficially own 140,530 shares of Common Stock (1.55%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated December 18, 1984 may be deemed to beneficially own 140,530 shares of Common Stock (1.55%).

          The Group as a whole may be deemed to own beneficially 6,219,629 shares of Common Stock (68.41%).

          The Group Members did not enter into any transactions with respect to the Common Stock since the filing of Amendment No. 13 to the Schedule 13D other than as reported in Item 3 hereto.


PAGE 11 OF 12 PAGES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September __, 1997

/s/ Andrew M. Saul
                              Andrew M. Saul

/s/ Andrew M. Saul
                              Joseph E. Saul
                              by Andrew M. Saul
                              as Attorney in Fact

/s/ Andrew M. Saul
                              Norma G. Saul
                              by Andrew M. Saul
                              as Attorney in Fact

                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated March 28, 1985

                              By:  /s/ Andrew M. Saul
                                   Joseph E. Saul, Trustee
                                   by Andrew M. Saul
                                   as Attorney in Fact

                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated March 28, 1985

                              By:  /s/ Andrew M. Saul
                                   Joseph E. Saul, Trustee
                                   by Andrew M. Saul
                                   as Attorney in Fact

                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated December 18, 1984

                              By:  /s/ Andrew M. Saul
                                   Andrew M. Saul, Trustee

                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated December 18, 1984

                              By:  /s/ Andrew M. Saul
                                   Andrew M. Saul, Trustee

                              PAGE 12 OF 12 PAGES